April 18, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-13958

Dear Mr. Rosenberg:

This letter is in response to your April 5, 2012 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.

For your convenience, your comments are shown below in bold, italicized text, followed by our response.

Staff Comment:

General

1.	We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Company Response:

We acknowledge the Staff’s comment.

Staff Comment:

Item 1A. Risk Factors, page 14

“If we are unable to maintain the availability of our systems and safeguard the security of our data due to the occurrence of disasters or a cyber…”, page 25

2.	You disclose that your business is highly dependent on your ability, and the ability of certain third parties, to access certain systems to perform necessary business functions. We note that you also disclose that your systems and the systems of third parties may be subject to a computer virus or other malicious code, unauthorized access, a cyber attack or other computer related violation. Please tell us whether you have experienced a virus or other malicious code, unauthorized access, a cyber attack or other computer related violation in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Company Response:

The Hartford has not experienced a material breach of cybersecurity (including a virus or other malicious code, unauthorized access, a cyber attack or other computer related violation). The Hartford reviews its risk factors and other disclosures on an ongoing basis (including for consistency with the Division of Corporation Finance’s Disclosure Guidance Topics) and will revise disclosures regarding cybersecurity risks and cyber incidents to the extent future circumstances warrant.

Staff Comment:

Notes to Consolidated Financial Statements

1. Basis of Presentation and Accounting Policies

Revenue Recognition, page F-9

3.	You recognized $4,750 million of fee income. Other than your disclosure describing fee income and your accounting policy for universal life-type contracts, you do not provide similar disclosure for other sources of fee income. Please provide us proposed disclosures to be included in future periodic filings regarding the nature of each significant fee revenue source and your accounting policy.

Company Response:

Fee income from universal life-type contracts, as currently disclosed in Note 1 on page F-9 of the Company’s 2011 Form 10-K, represents approximately 80% of the Company’s total reported fee income. In addition, fees charged to mutual funds as part of the Company’s retail mutual funds operation are reported as fee income, as disclosed in Note 1 on page F-8 of the Company’s 2011 Form 10-K. These mutual fund fees represent approximately 14% of the Company’s total reported fee income. Accordingly, we will provide additional disclosure in subsequent filings beginning with the Company’s Form 10-K for the year ended December 31, 2012 regarding the mutual fund fee component of the Company’s fee income.

Please see the underlined language below as an example of the type of additional disclosure we will provide:

Note 1. Basis of Presentation and Accounting Policies

Revenue Recognition

Fee income for universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders’ account balances and are recognized in the period in which services are provided. The amounts collected from policyholders for investment and universal life-type contracts are considered deposits and are not included in revenue. Unearned revenue reserves, representing amounts assessed as consideration for policy origination of a universal life-type contract, are deferred and recognized in income over the period benefited, generally in proportion to estimated gross profits.

The Company provides investment management, administrative and distribution services to mutual funds. The Company charges fees to these mutual funds which are primarily based on the average daily net asset values of the mutual funds and recorded as fee income in the period in which the services are provided. Commission fees are based on the sale proceeds and recognized at the time of the transaction. Transfer agent fees are assessed as a charge per account and recognized as fee income in the period in which the services are provided.

Staff Comment:

Notes to Consolidated Financial Statements

5. Investments and Derivative Instruments

Security Unrealized Loss Aging, F-37

4.	You disclose in the table on page F-37 that you have an unrealized loss of $174 million on equity security holdings that have been in an unrealized loss position for over 12 months at December 31, 2011. The unrealized loss represents about a 40% loss on your original equity investments and an increase in the unrealized loss percentage from 20% at December 31, 2010. Please tell us the objective evidence that supports your conclusion at December 31, 2011 that an other than temporary impairment is not necessary. In your analysis please consider that an equity security would have to increase 67% to recover a 40% decline in its cost basis. Please refer to SAB Topic 5M.

Company Response:

The investments classified as equity securities included on page F-37 are perpetual preferred securities issued by domestic and European companies in the banking sector. These securities contain “debt-like” characteristics which include periodic dividend payments indexed to Libor rates and call features that allow the issuer to redeem the security at par. The Company’s other-than-temporary impairment policy for perpetual preferred securities follows the guidance expressed in the Commission’s October 14, 2008 letter to the Financial Accounting Standards Board. As of December 31, 2011, substantially all of the Company’s perpetual preferred securities in an unrealized loss position for 12 months or more were investment grade rated. None of the perpetual preferred securities held by the Company as of December 31, 2011 have missed nor are expected to miss a periodic dividend payment.

For purposes of impairment evaluation the Company considers investment grade perpetual preferred securities that possess certain characteristics similar to debt securities. As stated in our Significant Investment Accounting Policies as part of footnote 5 on page F-30 of our 2011 Form 10-K, the Company deems debt securities and certain equity securities with debt-like characteristics to be other than temporarily impaired if the Company intends to sell or it is more likely than not the Company will be required to sell the security before it recovers or the Company does not expect to recover the entire amortized cost basis of the security.

In future filings the Company will disclose, to the extent deemed material, the characteristics of the equity securities and the applicable impairment criteria, an example of which is as follows and would be included in the commentary within the Security Unrealized Loss Aging section of the Investments and Derivative Instruments footnote.

“As of December 31, 2011, equity securities in an unrealized loss for 12 months or more consisted of floating rate investment grade perpetual preferred securities. The investments have been depressed due to the securities’ floating-rate coupon in the current low interest rate environment, general market credit spread widening since the date of purchase and the long-dated nature of the securities. The Company neither has an intention to sell nor does it expect to be required to sell these securities. The Company considers these securities to have debt-like characteristics when evaluating other than temporary impairments which is outlined on page F-30 Recognition and Presentation of Other-than-Temporary Impairments.”

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4135.

Sincerely,

/s/ Beth A. Bombara

Beth A. Bombara

Senior Vice President and Controller

cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer